Exhibit 99.1

September 11, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Submission of Post-Buyback Public Announcement for buyback of equity shares of Wipro Limited (the “Company”)

Pursuant to regulation 24(vi) of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended, the Company has published the Post-Buyback Public Announcement for the buyback of 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three) fully paid up Equity Shares of the Company of face value of Rs. 2/- (Rupees Two only) each at a price of Rs. 325/- (Rupees Three Hundred and Twenty Five only) per equity share on a proportionate basis from the equity shareholders of the Company as on the Record date June 21 , 2019 through the tender offer process.

We are enclosing herewith copy of the Post-Buyback Public Announcement published on September 11 , 2019 for your information and records.

Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Encl: As above.

WIPRO LIMITED
Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035, India.
Corporate Identification Number (CIN): L32102KA1945PLC020800; Phone: +91 80 2844 0011; Fax: +91 80 2844 0054;
E-mail: corp-secretarial@wipro.com; Website: www.wipro.com; Company Secretary and Compliance Officer: Mr. M Sanaulla Khan

POST BUYBACK PUBLIC ANNOUNCEMENT FOR THE ATTENTION OF EQUITY SHAREHOLDERS/BENEFICIAL OWNERS OF EQUITY SHARES OF WIPRO LIMITED

This public announcement (the “Post Buyback Public Announcement”) is being made pursuant to Regulation 24(vi) of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 including any statutory modifications or re-enactments thereof (the “Buyback Regulations”). This Post Buyback Public Announcement should be read in conjunction with the public announcement dated June 4, 2019 (the “Public Announcement”) and the letter of offer dated July 31, 2019 (the “Letter of Offer”). The terms used but not defined in this Post Buyback Public Announcement shall have the same meanings as assigned in the Public Announcement and the Letter of Offer.

1.	THE BUYBACK

1.1.

Wipro Limited (the “Company”) had announced a buyback of up to 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three) fully paid-up equity shares of face value of Rs. 2/- (Rupees Two only) each (“Equity Shares”) from the beneficial owners of Equity Shares holding Equity Shares as on June 21, 2019 (the “Record Date”), on a proportionate basis, through the “Tender Offer” route at a price of Rs. 325/- (Rupees Three Hundred and Twenty Five only) per equity share payable in cash, for an aggregate amount of upto Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores only) (“Buyback Size”, and such buyback of shares, the “Buyback”). The Buyback Size is 23.03% and 20.39% of the aggregate of the fully paid-up equity share capital and free reserves as per the audited standalone and consolidated balance sheet, respectively, of the Company as on March 31, 2019.

1.2.

The Company adopted the Tender Offer route for the purpose of the Buyback. The Buyback was implemented using the “Mechanism for acquisition of shares through Stock Exchange” notified by the Securities and Exchange Board of India vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/ CIR/P/2016/131 dated December 9, 2016.

1.3.	The Tendering Period for the Buyback opened on Wednesday, August 14, 2019 and closed on Wednesday, August 28, 2019.

2.	DETAILS OF BUYBACK

2.1.

32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three) Equity Shares were bought back under the Buyback, at a price of Rs. 325/- (Rupees Three Hundred and Twenty Five only) per Equity Share.

2.2.	The total amount utilized in the Buyback is Rs. 104,99,99,99,975/- (Rupees Ten Thousand Four Hundred and Ninety Nine Crores Ninety Nine Lakhs Ninety Nine Thousand Nine Hundred and Seventy Five only).

2.3.

The registrar to the Buyback i.e. Karvy Fintech Private Limited (“Registrar”), considered 2,72,576 valid applications for 4,76,07,52,147 (Four Hundred and Seventy Six Crores Seven Lakhs Fifty Two Thousand One Hundred and Forty Seven) Equity Shares in response to the Buyback resulting in the subscription of approximately 14.74 times the maximum number of Equity Shares proposed to be bought back. The details of the valid applications considered by the Registrar, are as follows:

Category	No. of Equity Shares Reserved in the Buyback	No. of Valid applications	Total Equity Shares Validly Tendered	% Response
Reserved category for Small Shareholders	4,84,61,539	2,63,191	9,06,01,525	187%
General Category for all other Equity Shareholders	27,46,15,384	9,385	4,67,01,50,622	1,701%

Total	32,30,76,923	2,72,576	4,76,07,52,147	1,474%

2.4.

All valid applications were considered for the purpose of Acceptance in accordance with the Buyback Regulations and the Letter of Offer. The communication of acceptance/ rejection is being dispatched by the Registrar to the eligible Equity Shareholders.

2.5.	The settlement of all valid bids was completed by the Indian Clearing Corporation Limited and the NSE Clearing Limited as applicable, on Monday, September 9, 2019.

2.6.

The Clearing Corporation has made direct funds payout to Eligible Shareholders whose shares have been accepted under the Buyback. If Eligible Shareholders’ bank account details were not available or if the funds transfer instruction was rejected by RBI/respective bank, due to any reason, such funds were transferred to the concerned Stock Brokers’ settlement bank account for onward transfer to such Eligible Shareholders.

2.7.	Equity Shares held in dematerialized form accepted under the Buyback were transferred to the Company Demat Account on Monday, September 9, 2019.

2.8.

The process of extinguishment of 32,30,76,923 (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three) Equity Shares accepted under the Buyback, comprising of Equity Shares in dematerialized form shall be completed on or before Monday, September 16, 2019.

2.9.

In accordance with the proviso to Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with notice no. 20190424-35 issued by the BSE dated April 24, 2019, and circular no. 51/2019 issued by the NSE dated May 9, 2019, effective from April 1, 2019, no Equity Shares were tendered and accepted in physical form in the Buyback.

2.10.

The Company, and its respective Directors, accept full responsibility for the information contained in this Post Buyback Public Announcement and also accept responsibility for the obligations of the Company laid down under the Buyback Regulations.

3.	CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

3.1.	The capital structure of the Company, pre and post Buyback, is as under:

Sr. No.	Particulars	Pre Buyback (As on the date of Letter of Offer)		Post Buyback (2)
		No. of Shares	Amount (Rs. Lakhs)	No. of Shares	Amount (Rs. Lakhs)
1	Authorized Share Capital	12,50,45,00,000 Equity Shares of Rs. 2 each	2,50,090	12,50,45,00,000 Equity Shares of Rs. 2 each	2,50,090
		2,50,00,000 Preference Shares of Rs. 10 each	2,500	2,50,00,000 Preference Shares of Rs. 10 each	2,500
		1,50,000 10% Optionally Convertible Cumulative Preference Shares of Rs. 100 each	150	1,50,000 10% Optionally Convertible Cumulative Preference Shares of Rs. 100 each	150

		Total	2,52,740	Total	2,52,740

2	Issued, Subscribed and Fully Paid-up	603,53,59,575 Equity Shares of Rs. 2 each(1)	1,20,707	571,22,82,652 Equity Shares of Rs. 2 each	1,14,246

		Total	1,20,707	Total	1,14,246

(1)	13,86,56,140 (Thirteen Crores Eighty Six Lakhs Fifty Six Thousand One Hundred and Forty) Equity Shares represent underlying Equity Shares against ADRs outstanding as at June 4, 2019.
(2)	Subject to extinguishment of 32,30,76,923 Equity Shares

3.2.	Details of shareholders from whom Equity Shares exceeding 1% of the total Equity Shares have been bought back are as under:

Sr. No.	Name	Number of Equity Shares accepted under Buyback	Equity Shares accepted as a % of total Equity Shares bought back (%)	Equity Shares accepted as a % of total Post Buyback Equity Shares (%)
1	Mr. Azim Premji Partner Representing Zash Traders	6,12,01,078	18.94	1.07
2	Mr. Azim Premji Partner Representing Prazim Traders	6,03,59,126	18.68	1.06
3	Mr. Azim Premji Partner Representing Hasham Traders	5,02,69,956	15.56	0.88
4	Azim Premji Trust	4,05,50,147	12.55	0.71
5	Life Insurance Corporation of India	1,34,64,744	4.17	0.24
6	Azim H Premji	1,22,65,031	3.80	0.21

	Total	23,81,10,082	73.70	4.17

3.3.	The shareholding pattern of the Company, pre and post Buyback, is as under:

Category of Shareholder	Pre Buyback		Post Buyback (1)
	Number of Equity Shares	% to the Pre Buyback Equity Share capital	Number of Equity Shares	% to post Buyback Equity Share capital
Promoter and Promoter Group	4,45,59,97,065	73.83	4,22,99,45,033	74.05
Foreign Investors (Including ADRs, Non-Resident Indians, FIIs, FPIs,	65,83,80,582	10.91
Foreign Nationals and Overseas Corporate Bodies)			1,48,23,37,619	25.95
Financial Institutions/Banks, NBFCs & Mutual Funds	41,78,28,404	6.92
Others (Public, Bodies Corporate, Clearing Members, Trusts and HUF)	50,31,53,524	8.34

Total	603,53,59,575	100.00	571,22,82,652	100.00

(1)	Subject to extinguishment of 32,30,76,923 Equity Shares

4.	MANAGER TO THE BUYBACK

JM Financial Limited

7th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai – 400025, Maharashtra, India.

Tel.: +91 22 6630 3030; Fax: +91 22 6630 3330; Contact Person: Ms. Prachee Dhuri; Email: wipro.buyback2019@jmfl.com

Website: www.jmfl.com; SEBI Regn. No.: INM000010361; Corporate Identification Number: L67120MH1986PLC038784

5.	DIRECTOR’S RESPONSIBILITY

As per Regulation 24(i)(a) of the Buyback Regulations, the Board of Directors of the Company accepts responsibility for the information contained in this Post Buyback Public Announcement or any other information advertisement, circular, brochure, publicity material which may be issued and confirms that such document contains true, factual and material information and does not contain any misleading information.

For and on behalf of the Board of Directors of Wipro Limited

Sd/-	Sd/-	Sd/-	Sd/-	Sd/-
Azim H Premji Non-Executive, Non-Independent Director (Director Identification Number (DIN): 00234280)	Rishad A Premji Executive Chairman (Director Identification Number (DIN): 02983899)	Abidali Z Neemuchwala Chief Executive Officer and Managing Director (Director Identification Number (DIN): 02478060)	Jatin P Dalal Chief Financial Officer	M Sanaulla Khan Company Secretary (Membership Number: F4129)
Place: Bengaluru
Date: September 10, 2019				CONCEPT